Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


10015914

9 June 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary


JUN 1 1 2010
SECTION

6/21

cag_cosec_syd_prd/68580_1

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	25 August 2009 re Zero Cost Collar transactions with Macquarie Bank Limited ("MBL") over Macquarie Group Limited fully paid ordinary ("MQG") shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Karii Pty Limited is a company in which David Clarke has a relevant interest; and • Leatrice Pty Limited, as trustee for the Clarke Superannuation Fund, of which David Clarke is a beneficiary.
Date of change	28 May 2010 and 31 May 2010
No. of securities held prior to change	• 50,210 MQG shares held by David Clarke; and • 222,366 MQG shares held by Karii Pty Limited.
Class	MQG shares
Number acquired	50,210 MQG shares acquired by Leatrice Pty Limited off-market on 28 May 2010.
Number disposed	• 50,210 MQG shares disposed of off-market by David Clarke on 28 May 2010; and • 213,517 MQG shares disposed of on-market by Karii Pty Limited on 31 May 2010.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $43.28 per MQG share sold on 28 May 2010; and • $43.57 per MQG share sold on 31 May 2010.

No. of securities held after change	• 50,210 MQG shares held by Leatrice Pty Limited; and • 8,849 MQG shares held by Karii Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• Shares transferred from David Clarke to Leatrice Pty Limited on 28 May 2010 via off-market transfer; and • Shares disposed of on 31 May 2010 via on-market trade on unwinding of a Zero Cost Collar.

Part 2 – Change of director's interests in contracts

Detail of contract	On 31 May 2010, the following Zero Cost Collar transaction was unwound and the underlying shares were sold on-market: • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 213,517 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price over the period from 15 June 2005 to 14 June 2010 in respect of those shares.
Nature of interest	Indirect
Name of registered holder (if issued securities)	N/a
Date of change	31 May 2010
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$2,979,101.17 received by Karii Pty Limited to unwind the collar.
Interest after change	N/a

All of the proceeds from the above Zero Cost Collar transactions (other than a small refund of prepaid interest) have been applied to the repayment of associated loans.

Dated: 4 June 2010